August 13, 2004

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

  Re:
  InSight Health Services Holdings Corp.
  Registration Statement on Form S-1
  File No. 333-116751 (the "  Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1993, as amended (the "Securities Act"), InSight Health Services Holdings Corp. (the "Company"), hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on June 23, 2004.

Due to current market conditions for public offerings, the Company has determined not to effect its initial public offering of income deposit securities or the related public offering of subordinated notes. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (949) 282-6130 or Louis Lombardo, Esq. of Kaye Scholer LLP at (212) 836-7644.

Sincerely,
/s/ MARILYN MACNIVEN-YOUNG Marilyn MacNiven-Young Executive Vice President, General Counsel and Secretary